

UNITED STATES
SECURITIES AND EXCHANGE
COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 21, 2010

Mr. Aaron Dobrinsky
Chief Executive Officer
Wave2Wave Communications, Inc.
433 Hackensack Avenue
Hackensack, New Jersey 07601

**Re:**      **Wave2Wave Communications, Inc.**
**Registration Statement on Form S-1/A**
**Amended on October 6, 2010**
**File No. 333-164791**

Dear Mr. Dobrinsky:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.    We note that you have omitted from your amended filing certain exhibits that were previously filed with your registration statement, including Exhibits 10.21, 10.22, 10.36, 10.37, and 10.38. Please advise us why you have omitted Exhibits 10.36, 10.37, and 10.38 as exhibits to your revised filing. Also, please revise your

Confidential Treatment Request to reflect that you are no longer seeking confidential treatment for certain portions of these exhibits.

Strategic Office, page 99

2.      Please revise to include more complete disclosure concerning Mr. Hyland, pursuant to Item 401(c) of Regulation S-K.

As appropriate, please amend your registration statement in response to these comments.  You may wish to provide us with marked copies of the amendment to expedite our review.  Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Michael Henderson, Staff Accountant, at (202) 551-3364, or Terry French, Accountant Branch Chief at (202) 551-3828, if you have questions regarding comments on the financial statements and related matters.  Please contact Paul Fischer, Attorney-Advisor, at (202) 551-3415, or Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257, with any other questions.

Sincerely,

/s/ Celeste M. Murphy for
Larry Spirgel
Assistant Director

Cc:  Ivan K. Blumenthal, Esq.
        *Via facsimile,* 212-983-3115